

April 18, 2024

Naveen Krishnarao Kulkarni
Chief Executive Officer and President
Quantumzyme Corp.
15656 Bernardo Center Drive
Suite 801
San Diego, CA 92127

      Re: Quantumzyme Corp.
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed April 3, 2024
          File No. 024-12403

Dear Naveen Krishnarao Kulkarni:

      We have reviewed your amended offering statement and have the following comment(s).

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1A submitted April 3, 2024

Cover Page

1.   We reissue comment 1. Please revise the chart on the cover page and on page 9 to clarify the conversion ratios and the meaning of "NTL."

Description of Business
Company Overview, page 21

2.   We note your disclosure on pages 31 that you plan "to establish [y]ourselves as industry leaders by solving complex chemistry problems in the pharmaceutical, fragrances, and flavors sectors." Additionally, on page 26 when referring to your Scientifics Advisory Board, you state that it "consists of world class scientist." For all statements throughout the offering statement regarding industry leadership, please substantiate your claims or remove such statements. In addition, where you disclose these statements, please briefly

describe how you will measure and compared against other companies.

3. We note the revised disclosure on page 21. Please revise to identify your first product, which you describe as "an enzyme engineered for use in pharmaceutical API production," where "API" is defined as active pharmaceutical ingredients. On page 25, you state that "*the* first developed biocatalyst is for Ibuprofen." Clarify if that is *your* product, and if it is your first product, please revise page 21 accordingly.

The Quantumzyme Solution, page 25

4. We note your response to our previous comments 2 and 3 and reissue the comments It is unclear where in the document you have described your current programs. Please revise the document to clarify how many programs you have underway. For the phases described on page 25, describe the current phase for each program. Please explain how you use the OZyme Workbench in relation to your product development and/or these phases, to the extent you do. It is unclear how these items relate to one another. On page 21, where you state that your first product "has been validated in the lab and is ready for commercial application and launch," please revise to clarify what you mean by "validated." In addition, revise the last two sentences to identify the product, the type of manufacturers, pharmaceuticals, distributors and enzymes and the relevant markets.

USA and Europe, page 27

5. We note your revised disclosure to our previous comment 6 relating to government regulations applicable to the bioengineer enzymes industry. Please expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture of your products or related, health and safety and environmental laws or regulations that are material to your business, for example, in those countries where you plan to operate or market your products.

Report of Independent Registered Public Accounting Firm, page 53

6. We note that the Public Company Accounting Oversight Board ("PCAOB") has revoked the registration of your auditor, Gries & Associates, LLC. You can find a copy of the order on the PCAOB's website at https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2024-011-gries.pdf?sfvrsn=b9b25830_4. As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents that reference PCAOB standards in your filings with the Commission on or after the date of deregistration. We also note that in Part I, Item 4 you checked the box that this is a Tier 1 offering, and as permitted, you have included unaudited financial statements. Furthermore, we note that on page 58 of the offering circular you referred to the financial statements as unaudited in the heading to the notes of the July 31, 2023 and 2022 financial statements. Please revise your filing to remove the audit report from Gries & Associates, LLC and label each of the primary financial statements as unaudited.

   Please contact Robert Augustin at 202-551-8483 or Abby Adams at 202-551-6902 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services